UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

KINNEY DRUGS, INC.
(Name of Applicant)

29 East Main Street, Gouverneur, New York 13642
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

5% Participating Promissory Notes due 2015	$ 94,433,346.00

Approximate Date of proposed offering:  March 17, 2008

Name and address of agent for service:  Warren D. Wolfson, Esq., Hancock & Estabrook, LLP, 100 East Washington Street, Suite 206, Syracuse, New York  13202

GENERAL

1.           General Information.

(a)           Form of organization.  A corporation.
(b)           State or other sovereign power under the laws of which organized.  New York.

2.           Securities Act exemption applicable.  The indenture securities are exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) thereof as an exchange of securities from the same issuer.  The applicant's common stock, $2.50 par value, is being exchanged for cash and the applicant's 5% Participating Promissory Notes due 2015 (the "Notes") at an exchange value of $90.00 per share, payable 30% in cash and the balance of 70% in the Notes.  There are to be no sales of securities of the same class as the Notes by the applicant or by or through an underwriter at or about the same time as the transaction for which this exemption is claimed.  No consideration is to be or has been given, directly or indirectly, to any person in connection with the transaction and no services have been or will be rendered, directly or indirectly, for such consideration.  No cash payment has been made or will be made by any holder of the outstanding common shares of the application.

AFFILIATIONS

3.           Affiliates.  Affiliates of the applicant are listed below together with the respective percentage of voting securities held by the applicant:

Percentage of Voting
Affiliate	Securities held by Applicant

HealthDirect Institutional Pharmacy Services, Inc.	100 percent
Kinney-Brighton, LLC	50 percent
Kinney Drugs, Inc. (Vermont)	100 percent
Kinney-Franciscan Pharmacy, LLC	51 percent
MedOne, L.C.	50 percent
ProAct, Inc.	100 percent

MANAGEMENT AND CONTROL

4.           Directors and Executive Officers.  The table below lists the name and complete mailing addresses of all the directors and officers of the applicant and the offices held by each person named:

Name	Address	Office

Craig C. Painter	2242 State Highway 68	Director, Chairman and CEO
Canton, NY 13617

Bridget-ann Hart, R.Ph.	169 Somerville Road	Director, President and COO
Antwerp, NY 13608

Stephen P. McCoy	6078 Hiller Drive	Director, Vice President Finance,
	Cicero, NY 13039	CFO, Treasurer, Assistant Secretary

Mark L. Brackett, R.Ph.	730 State Highway 310	Director
Canton, NY 13617

Richard A. Cognetti, R.Ph.	15 Countryside Court	Director
Gouverneur, NY 13642

Matthew Cozza	769 West Bloomfield Road	Vice President Real Estate
Rochester, NY 14534

John R. Dyer	1705 North Vine Street	Director, General Manager
	Chicago, IL 60614	of Health Care Services

Wayne A. Frenyea	240 Smith Road	Director
Gouverneur, NY 13642

Larry Greco	140 Sandringham Drive South	Director
Moraga, CA 94556

Owen W. Halloran	32 Woods Drive	Vice President Professional
	Canton, NY 13617	Services

Wayne C. Jones	40 West Babcock Street	Vice President Applications
	Gouverneur, NY 13642	Development

Lewis E. Kimball	1645 Union Street	Vice President Corporate
	Oneida, NY 13421	Asset Protection

David C. McClure	191 Peabody Road	Director, Vice President
	Gouverneur, NY 13642	Retail Operations

Jeffrey Rorick	213 Morgan Road	Vice President Information
	Potsdam, NY 13676	Services and CIO

David B. Warner, R.Ph.	30 Woods Drive	Vice President Corporate
	Canton, NY 13617	Development

Warren D. Wolfson	8484 Bubbling Springs Drive	Director, Secretary
Baldwinsville, NY 13027

James R. Wuest	9210 Amber Wood Drive	Vice President Marketing
Kirtland, OH 44094

5.           Principal Owners of Voting Securities.  The following table lists each person owning 10 percent or more of the voting securities of applicant:

Col. A	Col. B	Col. C	Col. D
Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned

Kinney Drugs, Inc. Employee	Common Stock,	947,896	35 percent
Stock Ownership and 401(k) Plan	$2.50 par value
29 East Main Street
Gouverneur, NY 13642

UNDERWRITERS

6.           Underwriters.  No person acted as an underwriter of any securities which are outstanding on the date of filing this application and there is no proposed principal underwiter of the Notes.

CAPITAL SECURITIES

7.           Capitalization.

(a)           Furnish the following information as to each authorized class of securities of the applicant.

Col. A.	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Class A Common Stock,
$2.50 par value	3,000,000	2,840,691

Class B Common Stock,
$25.00 par value	5,000	0

5% Participating Promissory Notes	$94,433,346	0

(b)           Each share of Class A Common Stock, $2.50 par value, of the applicant is entitled to one (1) vote on any matter requiring the vote of shareholders.

INDENTURE SECURITIES

8.           Analysis of Indenture Provisions.

Authentication and Delivery.  Each Note must be signed by an officer of the applicant, but is not valid until signed by an authorized signatory of the Trustee.  The Trustee shall authenticate and make available for delivery Notes for the original issue upon receipt of written order(s) of the applicant signed by an officer of the applicant.  The Trustee may, after the initial authorization, appoint an agent reasonably acceptable to the applicant for authenticating the Notes.  The Notes will only be issued in registered form, without coupons, rounded to the nearest whole dollar.

Events of Default.  Each of the following will constitute an event of default under the Promissory Notes and Trust Indenture:

(i)           the failure of the applicant to pay the principal of any of the Promissory Notes when due;

(ii)          the failure of the applicant to pay an installment of interest on any of the Promissory Notes within thirty (30) days after the date when due;

(iii)         the failure of the applicant to perform or observe any other covenant or agreement contained in the Promissory Notes or the Trust Indenture for a period of sixty (60) days after written notice of such failure, requiring the applicant to remedy same, shall have been given either to the applicant by the Trustee or to the applicant and the Trustee by the holders of at least 25 percent in aggregate principal amount of the Promissory Notes then outstanding;

(iv)         a default under any indebtedness for money borrowed by the applicant, the aggregate principal amount of which is in excess of $50 million which results in the acceleration of the maturity of such debt or the failure to pay any such debt at maturity; or

(v)          certain events of bankruptcy, insolvency or reorganization with respect to the applicant.

The Trust Indenture will provide that the Trustee will, within 90 days of the occurrence of a default, give to the registered holders of the Promissory Notes notice of all uncured defaults or events of default known to it; but the Trustee shall be protected in withholding such notice if, in good faith, it determines that the withholding of notice is in the best interest of such registered holders, except in the case of a default or event of default in the payment of the principal of or interest on any of the Promissory Notes when due.

The Trust Indenture will contain a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Promissory Notes before proceeding to exercise any right or power under the Trust Indenture at the request of such holders.  The Trust Indenture will provide that the holders of a majority in aggregate principal amount of the Promissory Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

Change in Control.  Within sixty (60) days of a Change in Control (as defined in the Promissory Note and Trust Indenture) of the applicant, the applicant will pay all accrued but unpaid interest due under the Promissory Notes plus the principal amount of the Promissory Notes equal to the greater of (a) the portion of the face value of the Promissory Notes remaining unpaid or (b) (i) an amount representing 80 percent of the appraised value of the shares of the applicant's Common Stock exchanged for the Promissory Notes if such Change in Control occurs prior to the payment of the first scheduled principal payment, or (ii) an amount representing 80 percent of the appraised value of one-half of the shares of the applicant's Common Stock exchanged for the Promissory Notes if such Change in Control occurs subsequent to the payment of the first scheduled principal payment due under the terms of the Promissory Notes.  For purposes of a Change in Control, the appraised value of the Common Stock will be based on the last appraisal conducted by the firm retained by the ESOP/401(k) Plan prior to the occurrence of a Change in Control.

Amendment; Modification; Waiver.  The Trust Indenture permits the applicant and the Trustee to amend or modify the Trust Indenture or the Promissory Notes with the consent of the holders of a majority in aggregate principal amount of the outstanding Promissory Notes.  However, the Trust Indenture, including the terms and conditions of the Promissory Notes, will not be able to be modified or amended without the written consent or the affirmative vote of each holder affected by such change to (i) change the maturity of the principal of or the date any installment of interest is due on any Promissory Note; (ii) reduce the principal amount or interest on any Promissory Note; (iii) change the currency of payment of such Promissory Note or the interest thereon; (iv) impair the right to institute suit for the enforcement of any payment on any Promissory Note; or (v) reduce the percentage in aggregate principal amount of Promissory Notes outstanding necessary to modify or amend the Trust Indenture or to waive any past default.  Furthermore, provisions in the Trust Indenture permit the holders of a majority in the aggregate principal amount of the outstanding Promissory Notes, in certain instances, to waive, on behalf of all of the holders of the Promissory Notes, certain past defaults under the Trust Indenture and their consequences.

No Personal Liability of Directors, Officers, Employees or Shareholders.  None of the applicant's directors, officers, employees or shareholders shall have any liability for any of the applicant's obligations under the Promissory Notes or the Trust Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a Promissory Note, each noteholder shall waive and release all such liability.  The waiver and release shall be part of the consideration for the issuance of the Promissory Notes.

Governing Law.  The Trust Indenture and the Promissory Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee. The Trustee, HSBC National Association, has been appointed by the applicant as paying agent, registrar and custodian with regard to the Promissory Notes.  The Trustee or its affiliates may, from time to time in the future, provide banking and other services to the applicant in the ordinary course of their business.

Transfer of Promissory Notes Subject to Securities Laws.  The Promissory Notes have not been registered under federal or any state securities laws.  The Promissory Notes may not be offered or sold except pursuant to such registration or an exemption from such registration requirements. The applicant has no obligation to register the Promissory Notes and does not intend to do so.

Transfer of Promissory Notes Allowed in Certain Circumstances.  The Promissory Notes will be transferable only without consideration to: (i) your spouse; (ii) your children; (iii) your grandchildren; (iv) a trust established by you for your benefit or for the benefit of your spouse and/or children and/or grandchildren; (v) a charitable trust you have established; or (vi) a charitable organization qualifying for tax-exempt status under Section 501(c)(3) of the Internal Revenue Code.  Such transfers will be handled by the Trustee in accordance with the terms of the Trust Indenture. Transfers of the Promissory Notes for consideration will be expressly prohibited.

Satisfaction and Discharge of the Indenture.  The Indenture is of no force and effect when either all authenticated and delivered Notes have been delivered to the Trustee for cancellation or have become due and payable, whether at the Maturity Date or otherwise, provided that (i) the applicant has deposited with the Trustee funds sufficient to pay and discharge all indebtedness and obligations related to the Notes not theretofore delivered to the Trustee for cancellation; (ii) the applicant has paid or caused to be paid all other sums payable under the Indenture by the applicant; and (iii) the applicant has delivered to the Trustee a certificate of an officer of the applicant and an option of  counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

9.           Other Obligors.  None.

Contents of application for qualification.  This application for qualification comprises:

(a)           Pages numbered 1 to 8, consecutively.

(b)           The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c)           The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

LIST OF EXHIBITS

Exhibit T3A	-	Certificates of Incorporation of applicant as now in effect.

Exhibit T3B	-	By-Laws of applicant.

Exhibit T3C	-	Trust Indenture by and between applicant and HSBC Bank, National Association, with Table of Contents.

Exhibit T3D	-	N/A

Exhibit T3E	-	Offer to Exchange and other written and graphic communications (by script) sent or given to security holders of application in connection with the issuance or distribution of the indenture securities.

T3E.1	-	Offer to Exchange.

T3E.2	-	Letter of Transmittal.

T3E.3	-	Lost Certificate Affidavit.

T3E.4	-	Pamphlet entitled "You're Invited."

T3E.5	-	Pamphlet entitled "Overview of the Ownership Transition Plan."

T3E.6	-	Script of video CD.

Exhibit T3F	-	Cross reference sheet.

Exhibit T3G	-	Form T-1 qualifying HSBC Bank USA, National Association as Trustee under the Trust Indenture to be qualified pursuant to this Form T-3.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Kinney Drugs, Inc., a corporation organized and existing under the laws of the state of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be affixed and attested all in the city of Gouverneur, New York, on the 17th day of March, 2008.

(Seal)		KINNEY DRUGS, INC.

Attested by:	/s/ Warren D. Wolfson	By:	/s/ Craig C. Painter
	Name: Warren D. Wolfson		Name: Craig C. Painter
	Title: Secretary		Title: Chief Executive Officer

By:	/s/ Stephen P. McCoy
Name: Stephen P. McCoy
Title: Chief Financial Officer